FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐     No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group

Interim Financial Statements

31 March 2017

May 2017

Statement of Financial Position

as at 31 March 2017

		Group
€ million	Note	31.03.2017	31.12.2016
ASSETS
Cash and balances with central banks		1,571	1,501
Due from banks		2,108	2,227
Financial assets at fair value through profit or loss		1,900	1,879
Derivative financial instruments		3,838	4,482
Loans and advances to customers	7	41,093	41,643
Investment securities		11,132	12,882
Investment property		882	869
Equity method investments		7	7
Goodwill, software and other intangible assets		134	137
Property and equipment		1,291	1,286
Deferred tax assets		5,076	5,078
Insurance related assets and receivables		496	515
Current income tax advance		555	596
Other assets		1,689	1,704
Non-current assets held for sale	8	3,785	3,725
Total assets		75,557	78,531

LIABILITIES
Due to banks		16,548	18,188
Derivative financial instruments		4,455	5,169
Due to customers	9	39,663	40,459
Debt securities in issue		427	536
Other borrowed funds		133	137
Insurance related reserves and liabilities		2,192	2,207
Deferred tax liabilities		7	6
Retirement benefit obligations		267	269
Current income tax liabilities		10	11
Other liabilities		1,237	963
Liabilities associated with non-current assets held for sale	8	3,015	2,999
Total liabilities		67,954	70,944

SHAREHOLDERS’ EQUITY
Share capital	11	2,744	2,744
Share premium account	11	13,866	13,866
Less: treasury shares	11	(1)	(1)
Reserves and retained earnings		(9,704)	(9,707)
Amounts recognised directly in equity relating to non-current assets held for sale		9	5
Equity attributable to NBG shareholders		6,914	6,907

Non-controlling interests		689	680
Total equity		7,603	7,587

Total equity and liabilities		75,557	78,531

Athens, 24 May 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 26 form an integral part of these financial statements

Income Statement

for the period ended 31 March 2017

		Group
		3 month period ended
€ million	Note	31.03.2017	31.03.2016

Continuing Operations
Interest and similar income		515	546
Interest expense and similar charges		(70)	(103)
Net interest income		445	443

Fee and commission income		77	71
Fee and commission expense		(14)	(40)
Net fee and commission income		63	31

Earned premia net of reinsurance		135	105
Net claims incurred		(113)	(87)
Earned premia net of claims and commissions		22	18

Net trading income / (loss) and results from investment securities		14	5
Net other income / (expense)		(15)	(21)
Total income		529	476

Personnel expenses		(166)	(185)
General, administrative and other operating expenses		(77)	(75)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(27)	(27)
Credit provisions and other impairment charges	4	(242)	(174)
Share of profit / (loss) of equity method investments		—	2
Profit / (loss) before tax		17	17

Tax benefit / (expense)	5	(12)	(5)
Profit / (loss) for the period from continuing operations		5	12

Discontinued Operations
Profit / (loss) for the period from discontinued operations	8	17	85

Profit / (loss) for the period		22	97

Attributable to:
Non-controlling interests		9	10
NBG equity shareholders		13	87

Earnings / (losses) per share - Basic and diluted from continuing operations	6	€(0.00)	€0.00
Earnings / (losses) per share - Basic and diluted from continuing and discontinued operations	6	€0.00	€0.01

Athens, 24 May 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 26 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 March 2017

		Group
		3 month period ended
€ million	Note	31.03.2017	31.03.2016

Profit / (loss) for the period		22	97

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		1	25
Currency translation differences, net of tax		(8)	(44)
Cash flow hedge, net of tax		—	(40)
Net investment hedge, net of tax		1	—
Total of items that may be reclassified subsequently to profit or loss		(6)	(59)

Remeasurement of the net defined benefit liability / asset, net of tax		—	—
Total of items that will not be reclassified subsequently to profit or loss		—	—
Other comprehensive income / (expense) for the period, net of tax	12	(6)	(59)

Total comprehensive income / (expense) for the period		16	38

Attributable to:
Non-controlling interests		9	10
NBG equity shareholders		7	28

Athens, 24 May 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 26 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 31 March 2017

	Attributable to equity holders of the parent company
€ million	Share capital	Share premium	Treasury shares	Contingent Convertible Securities	Available- for-sale securities reserve	Currency translation reserve	Net investment hedge	Cash flow hedge	Defined benefit plans	Other reserves & Retained earnings	Total	Non- controlling Interests & Preferred securities	Total
	Ordinary shares	Ordinary shares
Balance at 1 January 2016	2,744	13,866	(1)	2,029	11	(2,522)	(457)	20	(164)	(6,427)	9,099	725	9,824
Other Comprehensive Income/ (expense) for the period	—	—	—	—	25	(44)	—	(40)	—	—	(59)	—	(59)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	87	87	10	97
Total Comprehensive Income / (expense) for the period	—	—	—	—	25	(44)	—	(40)	—	87	28	10	38
Balance at 31 March 2016	2,744	13,866	(1)	2,029	36	(2,566)	(457)	(20)	(164)	(6,340)	9,127	735	9,862
Movements to 31 December 2016	—	—	—	(2,029)	16	2,443	338	20	1	(3,009)	(2,220)	(55)	(2,275)
Balance at 31 December 2016 and at 1 January 2017	2,744	13,866	(1)	—	52	(123)	(119)	—	(163)	(9,349)	6,907	680	7,587
Other Comprehensive Income/ (expense) for the period	—	—	—	—	1	(8)	1	—	—	—	(6)	—	(6)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	13	13	9	22
Total Comprehensive Income / (expense) for the period	—	—	—	—	1	(8)	1	—	—	13	7	9	16
Balance at 31 March 2017	2,744	13,866	(1)	—	53	(131)	(118)	—	(163)	(9,336)	6,914	689	7,603

The notes on pages 8 to 26 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 March 2017

	Group
	3-month period ended
€ million	31.03.2017	31.03.2016
Cash flows from operating activities
Profit / (loss) before tax	36	116
Adjustments for:
Non-cash items included in income statement and other adjustments:	299	339

Depreciation and amortisation on property & equipment, intangibles and investment property	27	49
Amortization of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(7)	(18)
Credit provisions and other impairment charges	252	259
Provision for employee benefits	3	8
Share of (profit) / loss of equity method investments	(1)	(2)
Result from fair value hedges	22	—
Dividend income from investment securities	—	(1)
Net (gain) / loss on disposal of property & equipment and investment property	—	(3)
Net (gain) / loss on disposal of investment securities	(7)	(3)
Accrued interest from financing activities and results from repurchase of debt securities in issue	3	39
Valuation adjustment on instruments designated at fair value through profit or loss	6	14
Other non-cash operating items	1	(3)

Net (increase) / decrease in operating assets:	886	(387)
Mandatory reserve deposits with Central Bank	(177)	(57)
Due from banks	161	(10)
Financial assets at fair value through profit or loss	(74)	(334)
Derivative financial instruments assets	645	(258)
Loans and advances to customers	333	236
Other assets	(2)	36

Net increase / (decrease) in operating liabilities:	(2,816)	(479)
Due to banks	(1,656)	(526)
Due to customers	(775)	(468)
Derivative financial instruments liabilities	(674)	477
Retirement benefit obligations	(5)	(9)
Insurance related reserves and liabilities	(11)	9
Income taxes paid	34	(25)
Other liabilities	271	63
Net cash from / (for) operating activities	(1,595)	(411)

Cash flows from investing activities
Dividends received from investment securities & equity method investments	—	1
Purchase of property & equipment, intangible assets and investment property	(49)	(44)
Proceeds from disposal of property & equipment and investment property	1	4
Purchase of investment securities	(957)	(907)
Proceeds from redemption and sale of investment securities	2,718	560
Net cash (used in) / provided by investing activities	1,713	(386)

Cash flows from financing activities
Proceeds from debt securities in issue and other borrowed funds	115	997
Repayments of debt securities in issue, other borrowed funds and preferred securities	(235)	(732)
Share capital issue costs	—	(30)
Net cash from/ (for) financing activities	(120)	235
Effect of foreign exchange rate changes on cash and cash equivalents	(2)	(22)
Net increase / (decrease) in cash and cash equivalents	(4)	(584)
Cash and cash equivalents at beginning of period	2,218	4,192
Cash and cash equivalents at end of period	2,214	3,608

The notes on pages 8 to 26 form an integral part of these financial statements

Notes to the Financial Statements

Group

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Register number G.E.MH. 237901000), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors, the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 177 years of operation, the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:
The Non-Executive Chairman of the Board of Directors
Panayotis (Takis) -Aristidis A. Thomopoulos

Executive Members
The Chief Executive Officer
Leonidas E. Fragkiadakis

The Deputy Chief Executive Officers
Dimitrios G. Dimopoulos
Paul K. Mylonas

Non-Executive Members
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Eva Cederbalk
Spyridon L. Lorentziadis

Independent Non-Executive Members
Petros K. Sabatacakis
Charalampos A. Makkas
Marianne T. Økland
Arthur Michael Royal Ross Innes Aynsley
Claude Edgar L.G.Piret

Hellenic Financial Stability Fund representative
Panagiota S. Iplixian

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2018.

These interim financial statements have been approved for issue by the Bank’s Board of Directors on 24 May 2017.

NOTE 2:                         Summary of significant accounting policies

2.1                     Basis of preparation

The condensed interim consolidated financial statements as at and for the 3 month period ended 31 March 2017 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements as at and for the year ended 31 December 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

Notes to the Financial Statements

Group

2.2                     Going concern

Liquidity

Total Eurosystem funding was significantly reduced as of 31 March 2017 to €10.2 billion (31 December 2016: €12.3 billion), of which €4.6 billion from ECB (31 December 2016: €6.7 billion) and €5.6 billion from ELA (31 December 2016: €5.6 billion). Furthermore, as of 31 March 2017 the Bank had entered into new repurchase transactions with financial institutions of €5.2 billion, while the Bank’s ELA liquidity buffer stood at €8.4 billion (cash value). As of 15 May 2017, Eurosystem funding increased to €10.8 billion, while ELA remained stable to €5.6 billion and the liquidity buffer amounted to €8.5 billion (cash value).

Macroeconomic developments

The Greek economy stabilized in 2016 with real Gross Domestic Product (“GDP”) remaining flat on an annual basis (0.0% year-over-year (“y-o-y”)), over performing compared to official forecasts for an annual recession of 0.3%. This development followed a full year contraction of GDP of 0.3% in 2015, which has also been significantly milder than the gloomy forecasts published in the third quarter of 2015, following the imposition of capital controls and the three week bank holiday in July 2015. Similarly, deflation pressures receded with the GDP deflator increasing by 0.1%, y-o-y, in 2016 following an annual average decline of 1.5% in 2012-2015. The significant improvement in economic sentiment and the inflows of the Third Program funding contributed to the stabilization of the economy, which has been supported by the increase in private consumption of 1.4%, y-o-y and the stabilization in fixed capital investment in 2016. On the same note, economic activity is expected to gain further traction in 2017 with real GDP growth reaching +2.1%, y-o-y, on average, according to the latest estimates of the European Commission and the International Monetary Fund (the “IMF”).

On the fiscal front, Greece has over performed in comparison with the Third Program target in 2016, for a second consecutive year, following the achievement of a primary surplus of 0.5% of GDP in General Government budget in 2015 (excluding the net fiscal impact of banking system support), compared to a targeted deficit of 0.25%. Accordingly, the General Government Primary Surplus as well, reached 4.2% of GDP, according to program definition in 2016 over performing strongly compared to the upwardly revised Government budget target of 1.1% of GDP and a Program target of 0.5% of GDP for the same year. This over performance increases the credibility of the adjustment effort for 2017 when the respective Program target for the primary surplus is 1.75% of GDP.

It should be noted that the Eurogroup on 25 May, 2016 agreed on a contingency fiscal mechanism as a prerequisite for the successful completion of the first review of the Third Program and the Greek government legislated this mechanism in May 2016, with a view to enhance longer-term credibility by ensuring the sustainable achievement of future fiscal targets. This mechanism provides for automatic triggering of a set of corrective measures in the case of objective evidence that there is a failure to meet the annual primary surplus targets according to the Program. After the successful evaluation of Greece’s progress in implementing agreed actions and reforms under the first review of the Third Program—and the concomitant approval by the Eurogroup on 25 May, 2016 in liaison with the European Central Bank and the Board of Governors of the European Stability Mechanism (“ESM”)—Greece and the European Commission signed a Supplemental Memorandum of Understanding (on 16 June 2016), which updated the conditionality of the Memorandum of Understanding (“MoU”) of August 2015, as well as reviewed the progress in the implementation of the Third Program. The completion of the first review led to the disbursement of the second tranche that amounted to €10.3 billion in several instalments between June and October 2016. More specifically, €7.5 billion were disbursed in June 2016 for debt servicing needs and arrears clearance, whereas the remaining instalments of €1.1 billion and €1.7 billion were released in October 2016 following positive reporting by the European institutions for the clearance of net arrears and the successful completion of a number of milestones.

Furthermore, the Eurogroup of 25 May, 2016 committed to provide new conditional concessions with a view to ensure debt sustainability by agreeing on a package of debt measures which will be phased in progressively and subject to the pre-defined conditionality under the ESM Program. These measures include, inter alia, a smoothing of payment profiles and design of other debt-management and re-profiling measures in the short, medium and long-run aiming at extending further the effective maturities, lower medium-to-longer-term debt servicing costs and effectively reduce the net present value of the outstanding Greek debt. In this context, the Eurogroup of 5 December, 2016 endorsed the implementation since early 2017 of the short-term debt relief measures which mainly include: i) a smoothing of future debt repayments profile through the lengthening of the repayment schedule of official loans from the European Financial Stability Facility (“EFSF”) to 32.5 years from the existing 28 years, ii) a reduction of interest rate risk through debt swaps by the ESM with a view to stabilize the ESM’s overall cost of funding and, thus, reduce the risk that Greece would have to pay higher interest rates on its loans in the future. iii) The ESM has decided to finance its future disbursements to Greece under the Third Program with the issuance of long-term notes that closely match the maturities of loans to Greece, stabilizing the related interest rate costs for Greece.

The delay in completing the second review of the Third Program may delay or weaken the anticipated recovery of the Greek economy, impede the NPE reduction trend and the return of deposits. Negotiations for the conclusion of the second review of the Third Program that started in October 2016 have not been completed by the date of this Annual Report, but the agreement in principle reached by the Eurogroup on 7 April, 2017 and the achievement of a supplementary agreement on 1 May, 2017 over the specific conditions that underlie the completion of the second review (including the legislation of additional fiscal consolidation measures), pave the way for the achievement of a staff level agreement.

Following the legislation of a comprehensive set of measures that underlie Greece’s medium term fiscal strategy, in the Eurogroup of 22 May, 2017, the euro finance ministers welcomed the substantial progress made towards the completion of the second review of the Third Program, which will ultimately lead to the approval of the next disbursement before summer. However, the Eurogroup did not reach a deal on a detailed-enough debt relief plan for the IMF to be able to formally join the Program. According to the remarks of the Eurogroup President, Greece and its official lenders will try to come to a definite conclusion as regards the issue of debt sustainability and

Notes to the Financial Statements

Group

the potential provision of additional relief in the Hellenic Republic’s debt servicing costs in the following Eurogroup meeting in 15 June 2017.

Once there is a staff-level agreement, there is expected to be a political accord at a Eurogroup level that will approve the necessary financial support and, potentially, provide more information on the issue of the implementation of medium-term debt relief measures. The timely completion of the second review of the Third Program, which is expected to unlock additional funding resources of at least €6.1 billion in 2017 (of which about €1.0 billion will be used for arrears clearance), is expected to provide a considerable boost in activity and economic confidence and more than compensate for the drag from the new fiscal measures. A potential participation of Greek assets in the ECB’s quantitative easing (Public Sector Purchase Programme) during 2017 would accelerate the improvement in liquidity conditions and support further economic confidence and activity.

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 31 March 2017 was 16.0% (see Note 14).

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above,(b) its current access to the Eurosystem facilities, and (c) the Bank’s and the Group’s CET1 ratio of 31 March 2017.

2.3                     Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards effective from 1 January 2017, as issued by the IASB

-IAS 12 (Amendments) Recognition of Deferred Tax Assets for Unrealised Losses (effective for annual periods beginning on or after 1 January 2017).  This amendment clarifies the following aspects: Unrealised losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use. The carrying amount of an asset does not limit the estimation of probable future taxable profits. Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.  An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

- IAS 7 (Amendments) Disclosure Initiative (effective for annual periods beginning on or after 1 January 2017). The amendment requires that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

- Annual Improvements to IFRS Standards 2014—2016 Cycle.

The amendments impact the following standards:

IFRS 12 - Clarifies the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10—B16, apply to an entity’s interests listed in paragraph 5 that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (effective for annual periods beginning on or after 1 January 2017).

As at 31 March 2017, the above amendments and improvements to IFRS Standards have not been endorsed by the EU.  Consequently, the Group has not applied the said amendments and improvements; however the Group does not expect any significant impact on its interim financial statements from their implementation.

2.4                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated financial statements as at and for the year ended 31 December 2016.

NOTE 3:                         Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million) except for exposures transferred to the Special Assets Unit (“SAU”). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Notes to the Financial Statements

Group

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit (SAU)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and an associate in Turkey which was disposed of on 15 June 2016.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, included a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. As of 31 December 2015, Finansbank was classified as Held for Sale and Discontinued Operations and on 15 June 2016 the disposal of Finansbank was completed.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

3 month period ended 31 March 2017	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	136	144	30	45	13	46	—	31	445
Net fee and commission income	27	22	1	5	1	12	—	(5)	63
Other	5	(9)	(3)	1	22	(1)	—	6	21
Total income	168	157	28	51	36	57	—	32	529
Direct costs	(99)	(9)	(3)	(9)	(18)	(43)	—	4	(177)
Allocated costs and provisions(1)	(195)	(19)	(77)	(5)	(1)	(4)	—	(34)	(335)
Profit / (loss) before tax	(126)	129	(52)	37	17	10	—	2	17
Tax benefit / (expense)									(12)
Profit for the period from continuing operations									5
Non-controlling interests									9
Profit/(loss) for the period from discontinued operations						17			17
Profit / (loss) attributable to NBG equity shareholders									13

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Notes to the Financial Statements

Group

Breakdown by business segment

3 month period ended 31 March 2017	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Segment assets as at 31 March 2017
Segment assets	18,268	11,264	1,791	9,868	2,828	5,851		16,271	66,141
Deferred tax assets and Current income tax advance									5,631
Non-current assets held for sale						3,785			3,785
Total assets									75,557

Segment liabilities as at 31 March 2017
Segment liabilities	31,650	2,282	133	17,030	2,267	4,767		6,793	64,922
Current income and deferred tax liabilities									17
Liabilities associated with non-current assets held for sale						3,015			3,015
Total liabilities									67,954

Segment assets as at 31 December 2016
Segment assets	18,997	11,115	2,019	11,750	2,789	5,776	—	16,686	69,132
Deferred tax assets and current income tax advance									5,674
Non-current assets held for sale						3,725			3,725
Total assets									78,531

Segment liabilities as at 31 December 2016
Segment liabilities	34,802	76	83	18,407	2,268	4,109	—	8,183	67,928
Current income and deferred tax liabilities									17
Liabilities associated with non-current assets held for sale						2,999			2,999
Total liabilities									70,944

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Breakdown by business segment

3 month period ended 31 March 2016	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	125	145	33	46	11	48	—	35	443
Net fee and commission income	22	20	1	(25)	1	11	—	1	31
Other	2	(9)	(3)	17	15	7	—	(27)	2
Total income	149	156	31	38	27	66	—	9	476
Direct costs	(105)	(10)	(2)	(11)	(19)	(44)	—	(4)	(195)
Allocated costs and provisions(1)	(141)	(39)	(35)	(7)	(3)	(6)	—	(35)	(266)
Share of profit of equity method investments	—	—	—	2	—	—	—	—	2
Profit / (loss) before tax	(97)	107	(6)	22	5	16	—	(30)	17
Tax benefit / (expense)									(5)
Profit / (loss) for the period from continuing operations									12
Non controlling interests									(10)
Profit / (loss) for the period from discontinued operations						14	71		85

Profit / (loss) attributable to NBG equity shareholders									87

Notes to the Financial Statements

Group

NOTE 4:                         Credit provisions and other impairment charges

	Group
Continuing Operations	31.03.2017	31.03.2016
a. Impairment charge for credit losses
Loans and advances to customers	236	140
	236	140
b. Impairment charge for securities
Equity securities	—	2
	—	2
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	6	2
Impairment of goodwill / Investment in subsidiaries and equity method investments	—	1
Legal and other provisions		29
	6	32

Total	242	174

NOTE 5:                         Tax benefit /(expense)

	Group
Continuing Operations	31.03.2017	31.03.2016

Current tax	(6)	(4)
Deferred tax	(6)	(1)
Tax benefit / (expense)	(12)	(5)

The nominal corporation tax rate for the Bank for 2017 and 2016 is 29%, following law 4334/16.7.2015, effective from 1 January 2015 onwards, by which the tax rate was increased from 26%. Following the recent tax law 4387/2016, the withholding tax on dividends distributed from 1 January 2017 onwards is increased from 10% to 15%.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 16.

NOTE 6:                         Earnings / (losses) per share

	Group
	31.03.2017	31.03.2016

Profit/(loss) for the period attributable to NBG equity shareholders from continuing operations	(4)	2
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing operations	(4)	2

Earnings/(losses) for the period attributable to NBG ordinary shareholders from discontinued operations	17	85
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing and discontinued operations	13	87

Weighted average number of ordinary shares outstanding for basic and diluted EPS	9,145,463,325	9,146,480,589
Potential dilutive ordinary shares on contingent convertible securities (CoCos)	—	7,846,240,000
Weighted average number of ordinary shares outstanding for basic and diluted EPS	9,145,463,325	16,992,720,589

Earnings/(losses) per share - Basic and diluted from continuing operations	(0.00)	0.00
Earnings/(losses) per share - Basic and diluted from continuing and discontinued operations	0.00	0.01

On 9 December 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingent Convertible securities (“CoCos”). The Hellenic Financial Stability Fund (“HFSF”) subscribed these CoCos for the amount of €2,029 million in exchange for part of the debt securities issued by the ESM. On 15 December 2016, following the approval by the ECB the Bank repaid the CoCos. The effect of CoCos in the EPS calculation for the current and the comparative period was antidilutive.

Notes to the Financial Statements

Group

NOTE 7:                         Loans and advances to customers

	Group
	31.03.2017	31.12.2016
Mortgages	17,816	17,992
Consumer loans	4,747	4,743
Credit cards	1,016	1,046
Small business lending	3,708	3,948
Retail lending	27,287	27,729
Corporate and public sector lending	25,130	25,371
Total before allowance for impairment on loans and advances to customers	52,417	53,100
Less: Allowance for impairment on loans and advances to customers	(11,324)	(11,457)
Total	41,093	41,643

As at 31 March 2017, corporate and public sector lending for the Group includes a loan to the Greek state of €6,043 million (31 December 2016: €6,174 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

NOTE 8:                         Non-current assets held for sale, liabilities associated with non-current assets held for sale and discontinued operations

Non-current assets held for sale at 31 March 2017 and 31 December 2016 and profit from discontinued operations for the period ended 31 March 2017, comprise The South African Bank of Athens Ltd (“S.A.B.A.”), United Bulgarian Bank A.D.-Sofia (“UBB”) and Interlease E.A.D.-Sofia (“Interlease”). The comparative profit from discontinued operations includes Finansbank and has been re-presented to also include S.A.B.A., UBB and Interlease classified as discontinued operations in December 2016.

Finansbank

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the sale to Qatar National Bank (“QNB”) of NBG Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% direct stake in Finans Leasing. Furthermore, on 18 January 2016 the Extraordinary General Meeting of the Bank approved the transaction. The agreed consideration for the transaction amounted to €2,750 million. In addition, according to the agreement, QNB would repay at the closing date the €828 million subordinated debt that NBG had extended to Finansbank.

The disposal was completed on 15 June 2016 on which date control of Finansbank passed to QNB.  Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 45 of the Annual Financial Report of 31 December 2016.

The South African Bank of Athens Ltd

On 22 December the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited (“AFGRI”), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to €19 million.

Closing of the transaction is expected by the end of 2017 and is subject to customary regulatory and other approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal.

United Bulgarian Bank A.D. and Interlease E.A.D.

On 30 December 2016, the Bank entered into a definitive agreement with KBC Group (“KBC”) for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease. The agreed consideration for the sale of the two subsidiaries amounts to €610 million. On 26 April 2017 UBB made a €50 million dividend distribution to NBG, following approval of its Annual General Assembly.

Closing of the transaction was subject to customary regulatory and other approvals including the Bulgarian National Bank (“BNB”), the Financial Supervision Commission of the Republic of Bulgaria (“FSC”), authorisation by the National Bank of Belgium (“NBB”) / the European Central Bank (“ECB”) and anti-trust (Bulgarian Commission for Protection of Competition) approval. So far we have received approval from BNB, NBB, ECB and anti-trust approval and closing of the transaction is expected by June 2017.

The above agreement includes the sale of the 30% stake in UBB-Metlife held by Ethniki Hellenic General Insurance S.A., hence the carrying amount of UBB-Metlife of €4 million has also been reclassified as held for sale and is included in the line Equity method investments of the below analysis.

Notes to the Financial Statements

Group

Finally, in the context of the same agreement Ethniki Hellenic General Insurance S.A. will sell its 20% stake in UBB Insurance Broker AD. The remaining 80% of the company is held by UBB and its assets and liabilities are included in the below analysis.

Condensed income statement of discontinued operations (1)

	Group
	3 month period ended
€ million	31.03.2017	31.03.2016

Net interest income	34	305
Net fee and commission income	12	97
Other income	2	9
Total income	48	411
Total expenses	(29)	(312)
Profit/(loss) before tax	19	99

Tax benefit/(expense)	(2)	(14)
Profit/(loss) for the period from discontinued operations	17	85
Total profit/(loss) for the period from discontinued operations (attributable to NBG equity shareholders)	17	85

(1) The 3 month period ended 31 March 2017 Includes UBB, Interlease and S.A.B.A. whereas the comparative period includes Finansbank, UBB, Interlease and S.A.B.A.

€ million	31.03.2017	31.03.2016

Cash Flows from discontinued operations

Net cash inflows/(outflows) from operating activities	(34)	(13)
Net cash inflows/(outflows) from investing activities	13	(38)
Net Cash inflows /(outflows)	(21)	(51)

Analysis of non-current assets held for sale and liabilities associated with non-current assets held for sale

	Group
	31.03.2017(1)	31.12.2016(1)
Cash and balances with central banks	426	389
Due from banks	147	117
Financial assets at fair value through profit or loss	569	563
Derivative financial instruments	1	—
Loans and advances to customers	2,157	2,176
Investment securities	341	342
Investment property	16	13
Investments in subsidiaries	—	—
Equity method investments	9	9
Goodwill, software and other intangible assets	6	6
Property and equipment	23	22
Deferred tax assets	5	4
Current income tax advance	—	1
Other assets	85	83
Total assets	3,785	3,725
LIABILITIES
Due to banks	22	39
Derivative financial instruments	1	2
Due to customers	2,969	2,942
Other borrowed funds	2	2
Retirement benefit obligations	6	5
Current income tax liabilities	1	—
Other liabilities	14	9
Total liabilities	3,015	2,999

(1) Includes UBB, Interlease and S.A.B.A.

Notes to the Financial Statements

Group

NOTE 9:                         Due to customers

	Group
	31.03.2017	31.12.2016
Deposits:
Individuals	31,446	32,171
Corporate	5,402	5,461
Government and agencies	2,815	2,827
Total	39,663	40,459

	Group
	31.03.2017	31.12.2016
Deposits:
Savings accounts	18,157	18,402
Current & Sight accounts	7,170	7,705
Time deposits	13,480	13,448
Other deposits	808	858
	39,615	40,413
Securities sold to customers under agreements to repurchase	48	46
	48	46
Total	39,663	40,459

Included in time deposits are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 31 March 2017, these deposits amount to €611 million (2016: €527 million).

NOTE 10:                  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement.  However, at 31 March 2017 the Group has provided for cases under litigation the amount of €91 million (31 December 2016: €91 million).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated Statement of Financial Position. The Bank has been audited by the tax authorities up to and including the year 2010. The tax audit certificates for the years 2011, 2012, 2013, 2014 and 2015 were unqualified and issued by the independent auditor, Deloitte Certified Public Accountants S.A., on 27 July 2012, 27 September 2013, 10 July 2014, 30 October 2015 and 30 September 2016 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013 while the tax audit for the year 2016 is currently in progress. Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for previous years. For the subsidiaries and associates regarding unaudited tax years refer to Note 16.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Notes to the Financial Statements

Group

	Group
	31.03.2017	31.12.2016

Commitments to extend credit*	8	8
Standby letters of credit and financial guarantees written	2,838	2,910
Commercial letters of credit	319	239
Total	3,165	3,157

* Commitments to extend credit at 31 March 2017 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 March 2017 are €5,964 million for the Group (2016: €5,768 million).

d. Assets pledged

	Group
	31.03.2017	31.12.2016
Assets pledged as collateral	20,978	22,617

As at 31 March 2017, the Group has pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €9,483 million;

•                  loans and advances to customers amounting to €9,296 million; and

•                  covered bonds of a nominal value of €2,200 million backed with mortgage loans as total value of €3,307 million.

During the 3 month period ended 31 March 2017, the Group disposed of EFSF bonds of nominal amount €1.9 billion, of which €0.3 billion before the initiation of the Bond Exchange Program realizing a gain of €5 million and €1.6 billion after the initiation with no impact in the income statement. As of 15 May 2017, an additional sale of EFSF bonds of nominal amount €0.3 billion took place.

In addition to the pledged items presented in the table above, as at 31 March 2017, the group has pledged an amount of €322 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic, as well as Hellenic Republic Treasury bills of €312 million for trade finance purposes.

e. Operating lease commitments

	Group
	31.03.2017	31.12.2016

No later than 1 year	23	26
Later than 1 year and no later than 5 years	51	55
Later than 5 years	20	20
Total	94	101

NOTE 11:                  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 March 2017 and 31 December 2016 was 9,147,151,527, with a nominal value of 0.30 Euro.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 31 March 2017 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	9,147,151,527	0.30	2,744	13,866	16,610
Total share capital			2,744	13,866	16,610

Notes to the Financial Statements

Group

Treasury shares

Treasury shares transactions are conducted by the Group subsidiary, NBG Securities S.A.  and are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2016	2,001,463	—
Purchases	150,099,503	67
Sales	(149,689,971)	(66)
At 31 December 2016	2,410,995	1

Purchases	25,011,040	6
Sales	(24,569,574)	(6)
At 31 March 2017	2,852,461	1

NOTE 12:                  Tax effects relating to other comprehensive income / (expense) for the period

	3 month period ended			3 month period ended
	31.03.2017			31.03.2016
Group	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(1)	3	2	29	(4)	25
Less: Reclassification adjustments included in the income statement	(1)	—	(1)	(1)	1	—
Available-for-sale securities	(2)	3	1	28	(3)	25
Currency translation differences	(8)	—	(8)	(44)	—	(44)
Currency translation differences	(8)	—	(8)	(44)	—	(44)
Cash flow hedge	—	—	—	(50)	10	(40)
Cash flow hedge	—	—	—	(50)	10	(40)
Net investment hedge	1	—	1	—	—	—
Net investment hedge	1	—	1	—	—	—
Total of items that may be reclassified subsequently to profit or loss	(9)	3	(6)	(66)	7	(59)
Items that not be reclassified subsequently to profit or loss:
Other comprehensive income / (expense) for the period	(9)	3	(6)	(66)	7	(59)

NOTE 13:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 3-month period ended 31 March 2017 and 31 March 2016 and the significant balances outstanding at 31 March 2017 and 31 December 2016 are presented below.

a. Transactions with members of the Board of Directors and management

The Group entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features.

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 31 March 2017, loans, deposits/liabilities and letters of guarantee, at Group level, amounted to €6 million, €5 million and NIL respectively (31 December 2016: €6 million, €5 million and NIL respectively).

Total compensation to related parties amounted to €2 million (31 March 2016: €2 million) for the Group, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Notes to the Financial Statements

Group

	Group
	31.03.2017	31.12.2016

Assets	16	15
Liabilities	15	13
Letters of guarantee, contingent liabilities and other off balance sheet accounts	1	2

	3 month period ended
	31.03.2017	31.03.2016

Interest, commission and other income	1	10
Interest, commission and other expense	1	2

c. Transactions with other related parties

The total receivables of the Group from the employee benefits related funds as at 31 March 2017 amounted to €724 million (31 December 2016: €723 million). The interest income for the Group amounted to €2 million.

The total payables of the Group to the employee benefits related funds as at 31 March 2017 amounted to €113 million (31 December 2016: €146 million).

d. Hellenic Financial Stability Fund

Taking into consideration the HFSF Law, the Relationship Framework Agreement (“RFA”) between the Bank and the HFSF that was signed in December 2015, the fact that HFSF holds 40.4% of the Bank’s ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank’s Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. On 9 December 2016, the Bank paid to HFSF €165 million relating to the coupon of the contingent convertible bonds (“CoCos”). On 15 December 2016, the Bank proceeded to the repayment of the CoCos amounting to €2,029 million which had been issued in December 2015 and were held by the HFSF. Also, on the same date the Bank paid the accrued interest for the period 9-15 December 2016 amounting to €3 million. Other than the ordinary shares issued by the Bank and held by HFSF and the transactions presented above, no material transactions or balances exist with HFSF.

NOTE 14:                  Capital adequacy

In June 2013, the European Parliament and the Council of Europe issued Directive 2013/36/EU and Regulation (EU) No 575/2013 (known as CRD IV and CRR respectively), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transported into Greek Law by virtue of Greek Law 4261/2014 and Regulation (EU) No 575/2013 has been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions. In addition, Directive 2013/36/EU provides (Art. 97 et seq.) that Competent Authorities regularly carry out the Supervisory Review and Evaluation process (“SREP”), to assess and measure risks not covered, or not fully covered, under Pillar 1 and determine additional capital and liquidity requirements (Pillar 2 requirements). SREP is conducted under the lead of the ECB. The SREP decision is tailored to each bank’s individual profile.

The table below summarises Pillar 1 & 2 capital requirements for NBG Group for 2017:

	CET1 Capital Requirements	Total Capital Requirements
Pillar 1	4,5%	8,0%
Pillar 2	3,0%	3,0%
Capital Conservation Buffer (2017)	1,25%	1,25%
Total	8,75%	12,25%

The capital adequacy ratios for the Group, according to the CRD IV transitional provisions, are presented in the table below:

	Group
	31.03.2017	31.12.2016

Common Equity Tier 1	16.0%	16.3%
Tier I	16.0%	16.3%
Total	16.0%	16.3%

DTC Law

Article 27A of Law 4172/2013, (“DTC Law”), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert deferred tax assets (“DTAs”) arising from (a) private sector initiative (“PSI”) losses, (b) accumulated provisions for

Notes to the Financial Statements

Group

credit losses recognized as at 30 June 2015, (c) losses from final write off or the disposal of loans and (d) accounting write offs, which will ultimately lead to final write offs and losses from disposals, to a receivable (“Tax Credit”) from the Greek State. Items (c) and (d) above were added with Law 4465/2017 enacted on 29 March 2017. The same Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to 30 June 2015 less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue warrants to the Greek State conversion rights for an amount of 100% of the Tax Credit in favour of the Greek State that was not offset against income taxes payable and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favour of the Greek State. This legislation allows credit institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution’s capital position.

Furthermore, Law 4465/2017 amended article 27 “Carry forward losses” by introducing an amortization period of 20 years for losses due to loan write offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 31 March 2017, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.8 billion (2016: EUR 4.8 billion). The conditions for conversion rights were not met in the year ended 31 December 2016 and no conversion rights are deliverable in 2017.

NOTE 15:                  Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	31.3.2017	31.3.2017

Financial Assets
Loans and advances to customers	41,093	38,343
Held-to-maturity investment securities	237	335
Loans-and-receivables investment securities	8,080	7,603

Financial Liabilities
Due to customers	39,052	39,015
Debt securities in issue	427	426
Other borrowed funds	133	133

	Carrying amounts	Fair values
	31.12.2016	31.12.2016

Financial Assets
Loans and advances to customers	41,643	38,992
Held-to-maturity investment securities	149	245
Loans-and-receivables investment securities	10,099	9,607

Financial Liabilities
Due to customers	39,932	39,894
Debt securities in issue	536	535
Other borrowed funds	137	137

Notes to the Financial Statements

Group

The following methods and assumptions were used to estimate the fair values of the above financial instruments 31 March 2017 and 31 December 2016:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity and credit quality debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s statement of financial position at fair value by fair value measurement level at 31 March 2017 and 31 December 2016:

Financial instruments measured at fair value - Group

	Fair value measurement using
As at 31 March 2017	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	334	1,566	—	1,900
Derivative financial instruments	1	3,807	30	3,838
Available-for-sale investment securities	1,064	1,712	9	2,785
Insurance related assets and receivables	172	114	—	286
Total	1,571	7,199	39	8,809

Liabilities
Due to customers designated as at fair value through profit or loss	—	611	—	611
Derivative financial instruments	8	4,435	12	4,455
Total	8	5,046	12	5,066

	Fair value measurement using
As at 31 December 2016	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	299	1,572	8	1,879
Derivative financial instruments	11	4,437	34	4,482
Available-for-sale investment securities	971	1,624	9	2,604
Insurance related assets and receivables	173	117	—	290
Total	1,454	7,750	51	9,255

Liabilities
Due to customers designated as at fair value through profit or loss	—	527	—	527
Derivative financial instruments	5	5,142	22	5,169
Total	5	5,669	22	5,696

Notes to the Financial Statements

Group

The tables below present the fair values for the assets and liabilities classified as held-for-sale in the Group’s Statement of Financial Position and are measured at fair value for 31 March 2017 and 31 December 2016:

Held for Sale Operations - Financial instruments measured at fair value

	Fair value measurement using
As at 31 March 2017	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	—	569	—	569
Derivative financial instruments	—	1	—	1
Available-for-sale investment securities	13	319	5	337
Total	13	889	5	907

Liabilities
Derivative financial instruments	—	1	—	1
Total	—	1	—	1

Held for Sale Operations - Financial instruments measured at fair value

	Fair value measurement using
As at 31 December 2016	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	—	563	—	563
Available-for-sale investment securities	3	329	6	338
Total	3	892	6	901

Liabilities
Derivative financial instruments	—	2	—	2
Total	—	2	—	2

Transfers between Level 1 and Level 2

As at 31 December 2016 certain available-for-sale and fair value through profit or loss securities issued by ESM, EFSF and a European government, for which the Group has determined that sufficient liquidity and trading existed as at 31 December 2016, has been transferred from Level 2 to Level 1, according to the Group fair value hierarchy policy. The carrying amount of the investment securities transferred as at 31 December 2016 was €50 million.

No transfers of financial instruments between Level 1 and Level 2 occurred in 2017.

Level 3 financial instruments

Level 3 financial instruments at 31 March 2017 and 31 December 2016 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 31 March 2017 and 31 December 2016, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the periods ended 31 March 2017 and 31 December 2016, transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Notes to the Financial Statements

Group

Reconciliation of fair value measurements in Level 3 — Group

	2017
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	8	12	9
Gain / (losses) included in Income statement	—	9	—
Purchases	—	1	—
Settlements	(8)	—	—
Transfers to non current assets held for sale	—	(5)	—
Balance at 31 March	—	17	9

	2016
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	13	7	48
Gain / (losses) included in Income statement	(1)	(21)	26
Gain / (losses) included in OCI	—	—	(23)
Purchases	—	19	—
Sales	(4)	—	—
Settlements	—	(1)	(26)
Transfer to non current assets held-for-sale	—	—	(16)
Transfer into/ (out of) level 3	—	8	—
Balance at 31 December	8	12	9

Gains and losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to NIL for both, the period ended 31 March 2017 and the year ended 31 December 2016.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments amount for the period ended 31 March 2017 for the Group Nil and Nil respectively (31 December 2016: Nil, €(25)million respectively).

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Notes to the Financial Statements

Group

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Quantitative Information about Level 3 Fair Value Measurements 31 March 2017

	Fair Value (€		Significant Unobservable	Range of Inputs
Financial Instrument	million)	Valuation Technique	Input	Low		High

Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
Interest Rate Derivatives	5	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1000	bps	1000	bps
	-1	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	12.60%		99.30%
	4	Discounted Cash Flows	FX Pair Correlation	-50.00%		99.30%
Other Derivatives	13	Monte Carlo Simulation	Volatility of Stock Price	39.00%		39.00%
	-3	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80	bps	1000	bps

Quantitative Information about Level 3 Fair Value Measurements 31 December 2016

	Fair Value (€		Significant Unobservable	Range of Inputs
Financial Instrument	million)	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	8	Price Based	Price	101.24		101.24
Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
Interest Rate Derivatives	5	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1000	bps	1000	bps
	-1	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	12.60%		99.30%
	4	Discounted Cash Flows	FX Pair Correlation	-50.00%		99.30%
Other Derivatives	16	Monte Carlo Simulation	Volatility of Stock price	39.00%		39.00%
	-13	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	70	bps	70	bps

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors. Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Other derivatives include derivatives for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Notes to the Financial Statements

Group

NOTE 16:                  Group companies

NBG Pangaea REIC is a subsidiary of the NBG Group although the Group owns a 32.66% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of NBG Pangaea REIC, which have the power to direct the relevant activities of NBG Pangaea REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of NBG Pangaea REIC unilaterally and hence the Group has control over NBG Pangaea REIC.

		Tax years	Group
Subsidiaries	Country	unaudited	31.03.2017	31.12.2016

National Securities S.A.	Greece	2009-2016	100.00%	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2016	100.00%	100.00%
Ethniki Leasing S.A.	Greece	2010-2016	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2016	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2010-2016	100.00%	100.00%
NBG Bancassurance S.A. (4)	Greece	2010-2016	—	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2016	100.00%	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	2010-2016	100.00%	100.00%
Audatex Hellas S.A.(2)	Greece	2010-2016	70.00%	70.00%
National Insurance Brokers S.A. (3)	Greece	—	—	95.00%
Grand Hotel Summer Palace S.A.	Greece	2010-2016	100.00%	100.00%
NBG Training Center S.A.(4)	Greece	2010-2016	—	100.00%
KADMOS S.A.	Greece	2010-2016	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2016	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2016	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2016	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2016	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2016	100.00%	100.00%
Ethniki Factors S.A.	Greece	2010-2016	100.00%	100.00%
NBG Pangaea REIC	Greece	2010-2016	32.66%	32.66%
Karolou S.A.	Greece	2010-2016	32.66%	32.66%
FB Insurance Agency Inc (2)	Greece	2012-2016	99.00%	99.00%
Probank M.F.M.C	Greece	2010-2016	100.00%	100.00%
Profinance S.A.(2)	Greece	2010-2016	100.00%	100.00%
Probank Leasing S.A.	Greece	2009-2016	84.71%	84.71%
NBG Insurance Brokers S.A.	Greece	2010-2016	99.98%	99.98%
NBG Malta Holdings Ltd	Malta	2006-2016	100.00%	100.00%
NBG Bank Malta Ltd	Malta	2005-2016	100.00%	100.00%
United Bulgarian Bank A.D. - Sofia (UBB)(1)	Bulgaria	2014-2016	99.91%	99.91%
UBB Asset Management Inc.(1)	Bulgaria	2012-2016	99.92%	99.92%
UBB Insurance Broker A.D. (1)	Bulgaria	2012-2016	99.93%	99.93%
UBB Factoring E.O.O.D.(1)	Bulgaria	2012-2016	99.91%	99.91%
Interlease E.A.D., Sofia (1)	Bulgaria	2011-2016	100.00%	100.00%
Interlease Auto E.A.D. (1)	Bulgaria	2011-2016	100.00%	100.00%
Hotel Perun — Bansko E.O.O.D.(1)	Bulgaria	2012-2016	100.00%	100.00%
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2016	100.00%	100.00%
Bankteco E.O.O.D.	Bulgaria	2016	100.00%	100.00%
Banca Romaneasca S.A.	Romania	2011-2016	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2012-2016	99.33%	99.33%
S.C. Garanta Asigurari S.A.	Romania	2003-2016	94.96%	94.96%
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2016	100.00%	100.00%
Egnatia Properties S.A.	Romania	2011-2016	32.66%	32.66%
Vojvodjanska Banka a.d. Novi Sad	Serbia	2011-2016	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2016	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2016	100.00%	100.00%
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014-2016	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2011-2016	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2016	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	2012-2016	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2004-2016	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2004-2016	100.00%	100.00%
National Insurance Agents & Consultants Ltd	Cyprus	2004-2016	100.00%	100.00%
Quadratix Ltd	Cyprus	2016	32.66%	32.66%
The South African Bank of Athens Ltd (S.A.B.A.)(1)	S. Africa	2016	99.82%	99.81%
NBG Asset Management Luxemburg S.A.	Luxembourg	2015-2016	100.00%	100.00%
NBG International Ltd	U.K.	2003-2016	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2003-2016	100.00%	100.00%
NBG Finance Plc	U.K.	2003-2016	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2016	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2016	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%
Titlos Plc (Special Purpose Entity)	U.K.	2016	—	—
Spiti Plc (Special Purpose Entity) (2)	U.K.	2015-2016	—	—
Autokinito Plc (Special Purpose Entity) (2)	U.K.	2015-2016	—	—
Agorazo Plc (Special Purpose Entity) (2)	U.K.	2015-2016	—	—
SINEPIA Designated Activity Company (Special Purpose Entity)	Ireland	—	—	—
NBGI Private Equity S.A.S.	France	2003-2016	100.00%	100.00%
NBG International Holdings B.V.	The Netherlands	2016	100.00%	100.00%

Notes to the Financial Statements

Group

		Tax years	Group
Subsidiaries	Country	unaudited	31.03.2017	31.12.2016

Nash S.r.L.	Italy	2012-2016	32.66%	32.66%
Fondo Picasso	Italy	2012-2016	32.66%	32.66%
Banka NBG Albania Sh.a.	Albania	2013-2016	100.00%	100.00%

(1) United Bulgarian Bank A.D., Interlease E.A.D. and their subsidiaries, and The South African Bank of Athens Ltd (S.A.B.A.), have been reclassified to Non-current Assets held for sale (See Note 8)

(2) Companies under liquidation.

(3) National Insurance Brokers S.A. was disposed of in January 2017.

(4)  On 19 January 2017, the Board of Directors of the Bank, NBG Training Center S.A. and NBG Bancassurance S.A. agreed the merger through absorption of the two latter by the Bank.

The Group’s and Bank’s equity method investments are as follows:

		Tax years	Group
	Country	unaudited	31.03.2017	31.12.2016

Social Securities Funds Management S.A.	Greece	2010-2016	20.00%	20.00%
Larco S.A.	Greece	2009-2016	33.36%	33.36%
Eviop Tempo S.A.	Greece	2011-2016	21.21%	21.21%
Teiresias S.A.	Greece	2010-2016	39.93%	39.93%
Planet S.A.	Greece	2009-2016	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2016	21.83%	21.83%
SATO S.A.	Greece	2006-2016	23.74%	23.74%
Olganos S.A.	Greece	2014-2016	33.60%	33.60%
UBB Metlife Life Insurance Company A.D.(1)	Bulgaria	2012-2016	59.97%	59.97%
Drujestvo za Kasovi Uslugi AD (Cash Service Company)(1)	Bulgaria	2012-2016	19.98%	19.98%

(1) Reclassified in 2016 to Non-Current Assets held for sale, in the context of UBB divestment (see Note 8).

NOTE 17:                  Events after the reporting period

On 18 May 2017 a new law was passed, which requires banks to pay an annual fee of 1.5% on the excess amount guaranteed by the Greek State of deferred tax assets stemming from the difference between the tax rate applicable under law 4336/2015 retrospectively from 1.1.2015 (29%) and the tax rate applicable on 30.6.2015 (26%). The law is applied retrospectively, on the DTA (eligible for DTC) recognized as of 31 December 2016. The charge for the Bank is €8.3m and shall be paid until 30 June 2017.

Other events after the reporting period are disclosed in Notes 2.2, 8 and 10.

NOTE 18:                  Reclassification of financial assets

In 2015, the Group reclassified certain available-for-sale securities as loans-and-receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity. On 31 March 2017, the carrying amount and fair value of the reclassified bonds which are still held by the Group is €554 million and €623 million respectively. During the period ended 31 March 2017, the Group recognised interest income of €18 million and loss charged in the income statement of €9 million. Had these securities not been reclassified, other comprehensive income of the Group, net of tax, for the period ended 31 March 2017, would have been higher by €3 million.

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 March 2017, the carrying amount of the securities reclassified in 2010 and still held by the Group is €953 million. The fair value of these securities on 31 March 2017 is €323 million. During the period ended 31 March 2017, the Group recognized interest income of €3 million and loss in the income statement of €41 million. Had these securities not been reclassified, the other comprehensive income, net of tax, for the period ended 31 March 2017 would have been lower by €23 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: May 26th, 2017

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: May 26th, 2017

Director, Financial Division